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FORM 12b-25	SEC FILE NUMBER
000-32421

CUSIP NUMBER
NOTIFICATION OF LATE FILING	36116X102

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2018

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PART I – REGISTRANT INFORMATION

Fusion Connect, Inc.
Full Name of Registrant

Fusion Telecommunications International, Inc.
Former Name if Applicable

420 Lexington Ave, Suite 1718
Address of Principal Executive Office (Street and Number)

New York, New York 10170
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed).

This Form 12b-25 updates the Form 12b-25 filed by Fusion Connect, Inc. (the “Company”) on March 15, 2019. As disclosed on a Form 8-K filed by the Company on April 2, 2019 (the “Form 8-K”), the Company has disclosed that it will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”) by the April 2, 2019 extension deadline prescribed by Rule 12b-25 of the Securities Exchange Act of 1934, as amended. This further delay in filing the 2018 Form 10-K is due to the Company requiring additional time to gather information and complete its analysis of the impact of the Accounting Errors described in the Form 8-K and on Annex A to this Form 12b-25, each of which is incorporated by reference herein.

In addition, as described in the Form 8-K, the Company intends to seek forbearances from its lenders and intends to enter into discussions with its lenders regarding a negotiated restructuring transaction of its debt obligations through an out-of-court agreement. If such discussions are unsuccessful, the Company may seek a protective voluntary bankruptcy filing under Chapter 11 and, in the case of certain of the Company’s subsidiaries, the Canadian Companies’ Creditors Arrangement Act. For additional information see the Form 8-K included as Annex A to this Form 12b-25, which is incorporated by reference herein.

Cautionary Statement Concerning Forward Looking Statements

This form includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. All statements, other than statements of historical facts, are forward-looking statements. When used in this report, the words “will,” “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” “potential” or their negatives, other similar expressions or the statements that include those words, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements include, but are not limited to: statements relating to the Company’s ability to obtain forbearances from its lenders; statements about the Company’s ability to negotiate restructuring of its debt obligations; statements relating to the timing of the completion of the audit procedures for the 2018 Form 10-K, the final assessment of the amount of the required restatement and the related impact on the Company’s financial statements; statements relating to the timing of the filing of the 2018 Form 10-K;statements about the Company’s compliance with Nasdaq rules; and statements relating to the Company’s ability to remediate control deficiencies and material weaknesses.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors, and the Company’s actual results, performance or achievements could differ materially from future results, performance or achievements expressed in these forward-looking statements. These forward-looking statements are based on the Company’s current beliefs, intentions and expectations. These statements are not guarantees or indicative of future performance, nor should any conclusions be drawn or assumptions be made as to any potential outcome of Company’s discussions with its lenders or with respect to the Capital Infusion.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements after the date of this form conform such statements to actual results or to changes in Company’s expectations, except as required by law. Please also refer to the “Risk Factors” in Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James P. Prenetta, Jr.	(212)	201-2400
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As explained on Annex A, Birch was deemed to be the acquirer of the Company for accounting purposes. Accordingly, Birch’s historical results of operations replaced the Registrant’s historical results of operations for all periods prior to the Birch merger and, for all periods following the Birch merger, the results of operations represent those of the combined company (including the Registrant from May 4, 2018 and MegaPath Holdings Corporation from June 15, 2018).

Fusion Connect, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2019		By:	/s/ James P. Prenetta, Jr.
Name: James P. Prenetta, Jr.
Title: EVP and General Counsel

Annex A to Form 12b-25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________

FORM 8-K
____________________________

Current Report
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 1, 2019

____________________________

Fusion Connect, Inc.
(Exact Name of Registrant as Specified in its Charter)
____________________________

Delaware	001- 32421	58-2342021
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

420 Lexington Avenue, Suite 1718, New York, NY 10170
(Address of principal executive offices, including zip code)

(212) 201-2400
(Registrant’s telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 4.02.    Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

As previously disclosed, on May 4, 2018, Fusion Connect, Inc. (the “Company”) completed the merger (the “Birch Merger”) of its wholly-owned subsidiary, Fusion BCHI Acquisition LLC, with and into Birch Communication Holdings, Inc. (“Birch”), in accordance with the terms of the Agreement and Plan of Merger, dated as of August 26, 2017, as amended. As a result of the Birch Merger, each then existing subsidiary of Birch became an indirect wholly-owned subsidiary of the Company. For accounting purposes, the Birch Merger has been treated as a “reverse acquisition” under U.S. generally accepted accounting principles and Birch has been treated as the accounting acquirer. Accordingly, Birch’s historical results of operations have replaced the Company’s historical results of operations for all periods prior to the Birch Merger and, the Company’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2018 and September 30, 2018 (the “Original Filings”) included the results of operations of the combined company since the Birch Merger.

In connection with the first audit of the Company’s financial statements post Birch Merger, the Company determined that the process used by certain of its Birch subsidiaries for capitalizing costs associated with the customer on-boarding process and the related judgments and estimates were not designed with sufficient precision. As a result, the Company identified accounting errors which resulted in an understatement of expenses for the applicable periods (the “Accounting Errors”), which are currently anticipated to be material to the impacted periods. The Company is correcting the Accounting Errors and will be restating its interim financial statements included in the Original Filings and its annual financial statements for the fiscal year ended December 31, 2017 to be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”).

On April 1, 2019, the Audit Committee of the Company (the “Audit Committee”) concluded, acting upon the recommendation of management and following discussions with EisnerAmper LLP, the Company’s independent public accountants (“Eisner”), that due to the Accounting Errors, the previously issued financial statements of the Company for the year ended December 31, 2017, and for the periods contained in the Original Filings and other financial communications for those periods should no longer be relied upon.

On April 2, 2019, the Company also filed an amendment to its Form 12b-25 filed with the U.S. Securities and Commission on March 15, 2019 to indicate that the Company will not be able to file the 2018 Form 10-K by the April 2, 2019 extension deadline. This further delay in filing the 2018 Form 10-K is due to the Company requiring additional time to gather information and complete its analysis of the impact of the Accounting Errors. In addition, McNair, McLemore, Middlebrooks & Co., LLC, Birch’s public accounting firm prior to the completion of the Birch Merger, has not completed its audit procedures related to the restatement of Birch’s 2017 financial statements resulting from the Accounting Errors.

Although the Company has not determined the precise amount of the required restatements, it currently estimates such amounts to range between $2.3 million and $3.0 million with respect to the year ended December 31, 2017 and ranging from $3.4 million and $4.1 million and $1.7 million and $2.3 million with respect to the quarters ended September 30, 2018 and June 30, 2018, respectively. The actual amount of the restatements will not be known until all audit work is completed. The Company can provide no assurances that the estimates provided above will not change. These adjustments will have no cash impact but will reduce the Company’s EBTIDA for the applicable periods by an amount equal to the required restatements.

The 2018 Form 10-K will include a material weakness relating to the Accounting Errors and material weakness relating to (a) the design and implementation of policies that define internal control expectations, (b) insufficient personnel with the knowledge and training in information technology, (c) ineffective information technology general controls in the areas of user access and program change management over certain information technology (IT) systems, (d) insufficient documentation to support the effective operation of controls placed in service that support the Company’s financial reporting processes, and (e) ineffective monitoring and review and communicating deficiencies in a timely manner for corrective action (collectively, the “Material Weaknesses”).

Management continues to assess the nature and extent of the Material Weaknesses and their impact on the Company’s reports on the effectiveness of internal controls over financial reporting and its disclosure controls and procedures. The Company is in the process of remediating the identified deficiencies and implementing new controls that management believes will remediate the Material Weaknesses. Further details concerning the Material Weaknesses and the Company’s proposed remediation plans will be reflected in the 2018 Form 10-K. Management and the Audit Committee have discussed these matters with Eisner. The Company intends to file the 2018 Form 10-K as soon as practicable.

Management currently expects that Eisner’s audit report with respect to the Company’s 2018 financial statements will include an explanatory paragraph expressing uncertainty as to the Company’s ability to continue as a going concern. The failure of the Company to timely deliver the financial statements for the fiscal year ended December 31, 2018 and/or the delivery of such financial statements with a going concern qualification could give rise to a default or event of default under the Credit Agreements (as defined below).

The Company anticipates that it will receive a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is no longer in compliance with applicable Nasdaq rules based on its inability to file the 2018 Form 10-K. The Company will have 60 calendar days from receipt of such notice to submit to Nasdaq an acceptable plan setting forth the steps to be taken by the Company to regain compliance with these requirements. The Company intends to file such a plan.

Item 7.01. Regulation FD Disclosure

The Company is party to (i) that certain First Lien Credit and Guaranty Agreement, dated as of May 4, 2018 (the “First Lien Credit Agreement”), by and among the Company, as borrower, certain subsidiaries of the Company, as guarantor subsidiaries, the lenders party thereto, and Wilmington Trust, National Association (“Wilmington Trust”), as administrative agent and collateral agent (the “First Lien Administrative Agent”), and (ii) that certain Second Lien Credit and Guaranty Agreement, dated as of May 4, 2018 (the “Second Lien Credit Agreement” and, together with the First Lien Credit Agreement, the “Credit Agreements”), by and among the Company, as borrower, certain subsidiaries of the Company, as guarantor subsidiaries, the lenders party thereto, and Wilmington Trust, as administrative agent and collateral agent (the “Second Lien Administrative Agent” and together with the First Lien Administrative Agent, the “Administrative Agent”).

On April 1, 2019, the Company failed to make an approximately $7 million in aggregate principal payments with respect to the Tranche A Term Borrowings and the Tranche B Term Borrowings (each as defined in the First Lien Credit Agreement), that was due on April 1, 2019 (the “Installments”). Non-payment of the Installments constitutes an immediate event of default under the First Lien Credit Agreement pursuant to which the lenders may accelerate the loans thereunder (and will constitute a cross-default or cross-acceleration event under certain of the Company’s other indebtedness or contractual obligations). We have been informed by certain of our lenders that they intend to instruct the Administrative Agent to declare all amounts borrowed thereunder to be immediately due and payable. Should such acceleration occur, this would also result in the occurrence of an event of default under the Second Lien Credit Agreement.

The Company also anticipates that it will not be in compliance with certain covenants set forth in the First Lien Credit Agreement as of the December 31, 2018 and March 31, 2019 testing dates. The December 31, 2018 non-compliance resulted from the Accounting Errors. Noncompliance with these covenants can become an additional event of default under the Credit Agreements.

As discussed above, the Company also expects that it will be unable to deliver its 2018 audited financial statements without a going concern qualification in the time-frame required by the Credit Agreements. Non-compliance with these requirements can also become an additional default or event of default under the Credit Agreements.

The Company has been engaged in discussions with lenders under the Tranche A Term Loans, the Tranche B Term Loans, and the Revolving Loans (each as defined in the First Lien Credit Agreement) and the lenders under Loans (as defined the Second Lien Credit Facility) to secure, among other things, waivers of, and amendments related to, the various defaults and events of defaults described in this Form 8-K and other defaults or events of default that may arise as a result of its non-compliance with the requirements of the Credit Agreements. In addition to its lender discussions, the Company was engaged in discussions with Mr. Holcombe T. Green, Jr., the Company’s majority stockholder and Vice Chairman of the Company’s Board of Directors, to secure additional liquidity for the Company through a capital infusion. However, the Company has been unable to secure such capital infusion from the stockholder.

As a result of the foregoing, the Company intends to seek forbearances from its lenders and intends to enter into discussions with its lenders regarding a restructuring of its debt obligations through an out-of-court agreement. If such discussions are unsuccessful, the Company may seek protection under Chapter 11 of the U.S. Bankruptcy Code and, in the case of certain of the Company’s subsidiaries, the Canadian Companies’ Creditors Arrangement Act.

The Company has retained Weil Gotshal & Manges LLC, FTI Consulting, and Macquarie Capital (USA) Inc., to assist the Company with its review of various strategic options.

Cautionary Statements Regarding Forward-Looking Information

This Current Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. All statements, other than statements of historical facts, are forward-looking statements. When used in this report, the words “will,” “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” “potential” or their negatives, other similar expressions or the statements that include those words, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements include, but are not limited to: statements relating to the Company’s ability to obtain forbearances from its lenders; statements about the Company’s ability to negotiate restructuring of its debt obligations; statements relating to the timing of the completion of the audit procedures for the 2018 Form 10-K, the final assessment of the amount of the required restatement arising from the Accounting Errors and the related impact on the Company’s financial statements; statements relating to the timing of the filing of the 2018 Form 10-K; statements about the Company’s compliance with Nasdaq rules; and statements relating to the Company’s ability to remediate control deficiencies and material weaknesses.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors, and the Company’s actual results, performance or achievements could differ materially from future results, performance or achievements expressed in these forward-looking statements. These forward-looking statements are based on the Company’s current beliefs, intentions and expectations. These statements are not guarantees or indicative of future performance, nor should any conclusions be drawn or assumptions be made as to any potential outcome of Company’s discussions with its lenders or with respect to the Capital Infusion.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements after the date of this Current Report on Form 8-K to conform such statements to actual results or to changes in Company’s expectations, except as required by law. Please also refer to the “Risk Factors” in Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fusion Connect, Inc.

Date: April 2, 2019	By:	/s/ James P. Prenetta, Jr.
Name: James P. Prenetta, Jr.
Title: EVP and General Counsel